EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(IN MILLIONS OF DOLLARS)

	Three Months	Nine Months
	Ended	Ended	Years ended March 31,
	March 31, 2007	December 31, 2006	2006	2005	2004	2003

Fixed Charges, as defined*
Interest expense	$75	$215	$280	$267	$256	$270
Estimated interest portion of rentals charged to expense	2	6	10	9	10	7
Preferred dividends of wholly owned subsidiaries	-	-	-	-	19	48

Total fixed charges	$77	$221	$290	$276	$285	$325

Earnings, as defined*
Income (loss) from continuing operations	$99	$161	$361	$252	$249	$142
Add (deduct):
Provision for income taxes	44	86	199	169	144	97
Minority interest	-	-	-	-	-	-
Undistributed loss (income) of less than 50% owned affiliates	-	-	-	-	-	-
Fixed charges as above	77	221	290	276	285	325

Total earnings	$220	$468	$850	$697	$678	$564

Ratio of earnings to fixed charges	2.9x	2.1x	2.9x	2.5x	2.4x	1.7x

*
Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly-owned subsidiaries. Preferred stock dividends represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.